UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)

W.W. GRAINGER, INC.

(Name of Issuer)

Common Stock (par value $.50 per share)

(Title of Class of Securities)

384802–10–4

(CUSIP Number)

March 4, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No.	384802–10–4
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James D. Slavik
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,159,833
	6.	Shared Voting Power 873,492
	7.	Sole Dispositive Power 1,159,833
	8.	Shared Dispositive Power 873,492
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,033,325
10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

Row (9) excludes 1,038,890 shares held in trusts for the benefit of Mr. Slavik’s adult children who do not share his home and who serve as sole trustees of such trusts.

11.

Percent of Class Represented by Amount in Row (9)

3.8% (Calculation is based on the number of shares shown to be outstanding as of January 31, 2020 on the Issuer’s report on Form 10-K filed on February 20, 2020.)

12.	Type of Reporting Person (See Instructions) IN

NOTE: The purpose of this amendment to the Reporting Person’s Schedule 13G is to reflect a change in the Reporting Person’s voting and investment power over securities of W.W. Grainger, Inc., which did not change the economic interest of the Reporting Person in securities of W.W. Grainger, Inc..

Item 1.

(a)	Name of Issuer W.W. GRAINGER, INC.
(b)	Address of Issuer's Principal Executive Offices 100 Grainger Parkway Lake Forest, Illinois 60045

Item 2.

(a)	Name of Person Filing James D. Slavik
(b)	Address of Principal Business Office or, if none, Residence 4450 MacArthur Blvd., Second Floor Newport Beach, California 92660
(c)	Citizenship USA
(d)	Title of Class of Securities Common Stock (par value $.50 per share)
(e)	CUSIP Number 384802–10–4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,033,325
(b)	Percent of class: 3.8% (Calculation is based on the number of shares shown to be outstanding as of January 31, 2020 on the Issuer’s report on Form 10-K filed on February 20, 2020.)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,159,833
	(ii)	Shared power to vote or to direct the vote 873,492
	(iii)	Sole power to dispose or to direct the disposition of 1,159,833
	(iv)	Shared power to dispose or to direct the disposition of 873,492

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3-4-2020
Date

/s/ James D. Slavik
Signature

James D. Slavik
Name